

August 9, 2011

Via E-mail
Marcia J. Hein
Chief Financial Officer
CPC of America, Inc.
5348 Vegas Drive, #89
Las Vegas, Nevada   89108

> **Re: CPC of America, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 000-24053**

Dear Ms. Hein:

We have reviewed your response dated July 27¸ 2011 and related filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Consolidated Financial Statements

1.   We continue to note from your responses to prior comments 1, 2, 3, 4 and 14 in your May 20, 2011 letter and prior comments 3 and 6 in your July 7, 2011 letter that you plan to file an amendment to your Form 10-K. Please note that we may have further comments after we review the amendment.

Note 3. Convertible Notes, page F-16

2.   Further to your response to prior comment 1, under the present value technique, present value should include future cash flows for the asset or liability being measured. Since interest is a component of future cash flows with respect to the debt, please explain why you did not include interest in calculating the fair value of debt. Reference FASB ASC 820-10-55-5.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you any questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant

cc: Peter Hogan (via E-mail)